SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Public Request for Proxy - Gafisa

PUBLIC REQUEST FOR PROXY

GAFISA S.A.

CNPJ/MF [Corporate Taxpayer Registry/Ministry of Finance] no. 01.545.826/0001-07

NIRE [State Enrollment] 35.300.147.952

 POLO NORTE FUNDO DE INVESTIMENTO MULTIMERCADO, CNPJ no. 07.013.315/0001-12, herein represented by its manager and attorney-in-fact POLO CAPITAL GESTÃO DE RECURSOS LTDA., headquartered in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida Ataulfo de Paiva, 204, 10º andar, CNPJ/MF no. 05.451.668/0001-79, POLO FUNDO DE INVESTIMENTO EM AÇÕES, CNPJ/MF no. 07.914.903/0001-27, herein represented by its manager and attorney-in-fact POLO CAPITAL GESTÃO DE RECURSOS LTDA., headquartered in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida Ataulfo de Paiva, 204, 10º andar, CNPJ/MF no. 05.451.668/0001-79 and VINSON FUND LLC, CNPJ no. 08.531.798/0001-00, herein represented by its attorney-in-fact POLO CAPITAL INTERNACIONAL GESTÃO DE RECURSOS LTDA., headquartered in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida Ataulfo de Paiva, 204, 11º andar, CNPJ/MF no. 08.990.773/0001-74, jointly referred to as (“Funds”), in the capacity of holders of common shares issued by Gafisa S.A. (“Company”), hereby publicly request to shareholders of the Company, pursuant to article 22 and following of CVM Instruction no. 481/2009,  the granting of a proxy to represent them at the Company's Annual and Special Shareholders' Meeting to be held on May 11, 2012, at 10:30 a.m., at the Company's headquarters (“Shareholders' Meeting”), aiming at (i) the adoption of multiple votes for the purposes of electing members of the Company's Board of Directors; and (ii) the election of members for the Company's Audit Committee.

 Proposal of the Funds

  Multiple vote for election of the Board of Directors

Pursuant to article 141 of the Brazilian Corporate Law, “in the election of board members, shareholders representing at least 0.1 (one tenth) of the voting capital stock, either provided in the Bylaws or not, are entitled to require the adoption of the multiple vote process, attributing to each share as many votes as there are members of the board, providing shareholders with the right to cumulate the votes in a single candidate or distribute them among various candidates.”

 CVM Instruction no. 165/91, amended by CVM Instruction no. 282/98, has established a scale based on the capital stock amount of the publicly-held company, for the adoption of the multiple vote process. Pursuant to said Instruction, and as emphasized in the Call Notice for the Shareholders' Meeting, the minimum percentage of voting capital for requiring the adoption of the multiple vote process is 5% (five per cent).

 This means that shareholders of 21,634,980 (twenty-one million, six hundred and thirty-four thousand, nine hundred and eighty) common shares issued by the Company may jointly require the adoption of the multiple vote process. However, once the multiple vote process is adopted, and considering that (i) the total number of board members will be 9 (nine), as proposed by Management for this Shareholders' Meeting, and (ii) all shareholders of voting shares will be present at the Shareholders' Meeting, 43,269,959 (forty-three million, two hundred and sixty-nine thousand, nine hundred and fifty-nine) common shares issued by the Company will be necessary for the election of 1 (one) Board member.

THIS PUBLIC REQUEST FOR PROXY (INCLUDING ITS ENGLISH TRANSLATION) WAS ISSUED BY DISSENTING SHAREHOLDER POLO NORTE FUNDO DE INVESTIMENTO MULTIMERCADO AND FILED WITH THE BRAZILIAN SECURITIES COMMISSION.  GAFISA IS SUBMITTING THIS DOCUMENT ON A CURRENT REPORT ON FORM 6-K SO ALL ITS SHAREHOLDERS HAVE ACCESS TO THE SAME INFORMATION.  GAFISA STRONGLY RECOMMENDS ITS SHAREHOLDERS REJECT THE PROXY REQUEST FROM THIS DISSENTING SHAREHOLDER AND VOTE IN FAVOR OF THE AGENDA PROPOSED BY THE COMPANY FOR THE SHAREHOLDERS MEETING AS SET FORTH IN ITS NOTICE TO SHAREHOLDERS DATED MAY 4, 2012.

In this sense, we propose that the adoption of multiple vote be required for the election of members of the Company's Board of Directors during the Shareholders' Meeting, and the subsequent casting of votes in relation to the election of the following members to comprise the Company's Board of Directors, in the order of preference indicated in the chart below, i.e. if the Funds represent, in the Shareholders' Meeting, sufficient shares for the election of only one Board Member, the name on the top will be the one appointed. If the shares allow for the election of two Board Members, the two names on the top will be the ones appointed.

Name	Qualification
Mauro Rodrigues da Cunha	Brazilian, legally separated, consultant, residing at Rua Povina Cavalcanti, 153/404, Rio de Janeiro.
Maurício Marcellini Pereira	Brazilian, married, business administrator, SMPW Quadra 17, conjunto 4, lote 1, casa B, Brasília - DF
Guilherme Affonso Ferreira	Brazilian, legally separated, entrepreneur, with office at Rua Estados Unidos, 1342, São Paulo.
Marcelo Marques Moreira Filho	Brazilian, economist, with office at Rua Joaquim Floriano, 466 conjunto 2111 – Itaim Bibi, São Paulo, SP
Cláudio José Carvalho de Andrade	Brazilian, married, administrator, with office at Avenida Ataulfo de Paiva, 204, 10º andar, Rio de Janeiro.
Caio Racy Mattar	Brazilian, married, engineer, with office at Avenida Brigadeiro Luiz Antonio 3172, Jardim Paulista, São Paulo
Maria Letícia de Freitas Costa	Brazilian, single, engineer, residing at Rua Bueno Brandão 403, apt 91, Vila Nova Conceição, São Paulo
Odair Garcia Senra	Brazilian, widower, engineer, with office at Avenida das Nações Unidas 8501, 19º andar, São Paulo
José Écio Pereira	Brazilian, married, business administrator and accountant, with office at Avenida República Argentina 665, 906/907, Curitiba, Paraná

  Election of the Audit Committee

In relation to the election of the Company's Audit Committee, we propose the casting of votes in relation to the election of the following effective members and respective alternates, in the order of preference indicated in the chart below.

 Effective Members

THIS PUBLIC REQUEST FOR PROXY (INCLUDING ITS ENGLISH TRANSLATION) WAS ISSUED BY DISSENTING SHAREHOLDER POLO NORTE FUNDO DE INVESTIMENTO MULTIMERCADO AND FILED WITH THE BRAZILIAN SECURITIES COMMISSION.  GAFISA IS SUBMITTING THIS DOCUMENT ON A CURRENT REPORT ON FORM 6-K SO ALL ITS SHAREHOLDERS HAVE ACCESS TO THE SAME INFORMATION.  GAFISA STRONGLY RECOMMENDS ITS SHAREHOLDERS REJECT THE PROXY REQUEST FROM THIS DISSENTING SHAREHOLDER AND VOTE IN FAVOR OF THE AGENDA PROPOSED BY THE COMPANY FOR THE SHAREHOLDERS MEETING AS SET FORTH IN ITS NOTICE TO SHAREHOLDERS DATED MAY 4, 2012.

Name	Qualification
Rafael Alves Rodrigues	Brazilian, married, business administrator, with office at Av. Chedid Jafet, 222, Bloco B – 3º Andar, São Paulo / SP.
Victor Branco de Holanda	Brazilian, married, economist, residing at Rua Alameda Santos, 1.325, ap. 21, São Paulo
François Moreau	Brazilian, single, business administrator, resident at Rua Rainha Guilhermina, 187, ap. 401, Rio de Janeiro / RJ

Alternates

Name	Qualification
Fernando Bevilacqua e Fanchin	Brazilian, married, business administrator, with office at Av. Chedid Jafet, 222, Bloco B – 3º Andar, São Paulo / SP.
Conrado Valiante da Rocha	Brazilian, single, economist, with office at Av. Ataulfo de Paiva, 204, 11º andar, Rio de Janeiro / RJ
Marcello Joaquim Pacheco	Brazilian, married, lawyer, resident at Rua Jacarandá, 7, Mairiporã / SP

Only for the purposes of clarification, we point out that, pursuant to the 4th paragraph of article 161 of the Brazilian Corporate Law, “in the constitution of an audit committee, the following rules will be complied with: a) holders of preferred shares with no voting rights, or with restricted voting rights, will be entitled to elect, in a separate voting, 1 (one) member and their respective deputy; minority shareholders will have the same right, providing that they jointly represent 10% (ten per cent) or more of the voting shares.”

 Therefore, if the minimum percentage mentioned above is reached, minority shareholders will be provided with a separate voting for the election of members of the Company's Board of Directors, which will increase the chances of one of the members indicated above being elected.

 Information on each of the members indicated above, including a brief history, and all other documents related to this public request for proxy, including the vote justification, proxy template and the procedures for granting proxies, as well as the information required by Attachment 23 of CVM Instruction no. 481/09, are available on the website www.agogafisa.com.br and on the website of the Brazilian Securities and Exchange Commission (www.cvm.gov.br).

 The proxy template provided by the Funds contains an indication of all other matters of the Shareholders' Meeting Agenda, for the convenience of the grantors. It is recommended that the grantors analyze the whole documentation related to the matters contained in the Shareholders' Meeting Agenda, available on the Company's website (www.gafisa.com.br/ri), on the website of BM&FBOVESPA S.A. – São Paulo Stock, Commodities and Futures Exchange (www.bmfbovespa.com.br) and on the website of the Brazilian Securities and Exchange Commission (www.cvm.gov.br), particularly the following documents: (i) annual management report; (ii) the financial statements for the fiscal year ended December 31, 2011; (iii) the independent auditors' report; and (iv) management's proposal.

 The proxies granted as a result of this public request for proxy must be submitted to the Funds until May 7, 2012, according to the procedures described in Attachment (iv) to this request.

THIS PUBLIC REQUEST FOR PROXY (INCLUDING ITS ENGLISH TRANSLATION) WAS ISSUED BY DISSENTING SHAREHOLDER POLO NORTE FUNDO DE INVESTIMENTO MULTIMERCADO AND FILED WITH THE BRAZILIAN SECURITIES COMMISSION.  GAFISA IS SUBMITTING THIS DOCUMENT ON A CURRENT REPORT ON FORM 6-K SO ALL ITS SHAREHOLDERS HAVE ACCESS TO THE SAME INFORMATION.  GAFISA STRONGLY RECOMMENDS ITS SHAREHOLDERS REJECT THE PROXY REQUEST FROM THIS DISSENTING SHAREHOLDER AND VOTE IN FAVOR OF THE AGENDA PROPOSED BY THE COMPANY FOR THE SHAREHOLDERS MEETING AS SET FORTH IN ITS NOTICE TO SHAREHOLDERS DATED MAY 4, 2012.

The following were attached to this public request for proxy:

  Vote justification
  Information required by Attachment 23 of CVM Instruction no. 481/09.
  Brief history of the candidates to comprise the Board of Directors and Audit Committee
  Proxy template
  Manual of procedures for granting proxies

THIS PUBLIC REQUEST FOR PROXY (INCLUDING ITS ENGLISH TRANSLATION) WAS ISSUED BY DISSENTING SHAREHOLDER POLO NORTE FUNDO DE INVESTIMENTO MULTIMERCADO AND FILED WITH THE BRAZILIAN SECURITIES COMMISSION.  GAFISA IS SUBMITTING THIS DOCUMENT ON A CURRENT REPORT ON FORM 6-K SO ALL ITS SHAREHOLDERS HAVE ACCESS TO THE SAME INFORMATION.  GAFISA STRONGLY RECOMMENDS ITS SHAREHOLDERS REJECT THE PROXY REQUEST FROM THIS DISSENTING SHAREHOLDER AND VOTE IN FAVOR OF THE AGENDA PROPOSED BY THE COMPANY FOR THE SHAREHOLDERS MEETING AS SET FORTH IN ITS NOTICE TO SHAREHOLDERS DATED MAY 4, 2012.

Public Request for Proxy

Gafisa S.A.

Attachment (i)

Vote justification or reason why Gafisa’s shareholders should consider joining the PPP [Public-Private Partnership] proposed by Polo:

1. Representativeness of the Board of Directors and approach between the Board of Directors and shareholders:

One of the major risks in the governance of any corporation is its isolation from the interests of shareholders. Even the best intentioned of independent directors will never have the same motivation that the owner, who ultimately bears the burden and the bonus, the success or failure of the corporation. It is a fact that the current Board has almost no economic interest in the Corporation. Most of its members are not relevant shareholder and, neither, Gafisa represents a significant portion of its assets. Perhaps this is a reason, even if unintentional, why some of the other issues subsequently related. The Board needs to properly articulate the vision of this corporation, its heading and what shall be done in the future. What are your business and core competency? What are the missing capabilities to carry out its plans? One example is the fact that, even with a colossal debt, the corporation continues the process of acquiring the remaining 20% of your best deal - Alphaville, which will mean a major constraint to the corporation’s cash. Although this acquisition is due to a right of sale for the opposing party, a new Board of Directors should pay attention to the restrictions of the Corporation and considering an operation of total or partial sale of this asset, so to alleviate the lack of the current financial flexibility of Gafisa. Besides this fact, in 2011, the same Board of Directors has proposed a statutory change to shareholders in which their votes would be limited to a maximum of 5%. Faced with resistance, the proposal was abandoned and finally refused. But this "incident" is an indicator of the gap between Board of Directors and shareholders. What is the Board’s intention with this proposal? Protect shareholders from themselves or facilitate its perpetuation?

2. The decision process:
The current Board of Directors has received in recent months, according to press reports, several proposals for acquisition of the Corporation. One of these proposals, done firmly, was rejected without any consideration to the views of shareholders. Considering all the errors experienced over the last year, when the successive bad financial performance was crowned with a write-off of 35% of the Corporation’s assets, it would seem sensible that the Board of Directors shall consider that at a certain time, shareholders should have the power to decide their future. A query should be the most appropriate way.

3. Review of the Corporation’s performance, or why it seems necessary to make a change:
Gafisa, during the year 2011, had a poorly operational and financial performance. Several delays in construction and the escalating costs pressured margins and financial indicators. At the end of the year it took a write-off of 35% of its assets and renegotiation of financial covenants of its debt. Corporation shares dropped 70% from early 2011 until the present time. The corporation was threatened by debt. Although on several occasions the corporation assured shareholders that the situation of "cash burn" would be reversed during 2011, the issue is actually much worse throughout the period.
Meanwhile, what was the attitude of the Board of Directors? First, it took too long to identify the problem and then to recognize its seriousness. Was the Board of Directors going to tow the administration rather than lead it?

THIS PUBLIC REQUEST FOR PROXY (INCLUDING ITS ENGLISH TRANSLATION) WAS ISSUED BY DISSENTING SHAREHOLDER POLO NORTE FUNDO DE INVESTIMENTO MULTIMERCADO AND FILED WITH THE BRAZILIAN SECURITIES COMMISSION.  GAFISA IS SUBMITTING THIS DOCUMENT ON A CURRENT REPORT ON FORM 6-K SO ALL ITS SHAREHOLDERS HAVE ACCESS TO THE SAME INFORMATION.  GAFISA STRONGLY RECOMMENDS ITS SHAREHOLDERS REJECT THE PROXY REQUEST FROM THIS DISSENTING SHAREHOLDER AND VOTE IN FAVOR OF THE AGENDA PROPOSED BY THE COMPANY FOR THE SHAREHOLDERS MEETING AS SET FORTH IN ITS NOTICE TO SHAREHOLDERS DATED MAY 4, 2012.

It is not conceivable that the corporation has taken so long to establish an impairment representing 35% of its net worth and that its origins in events that occurred in previous years, as well as in the present, and during this period the corporation has submitted results followed positive that led its shareholders to erroneous conclusions. The fact that the Corporation is not aware about these issues demonstrates the seriousness of the problem. Its alternative is an option for not informing its shareholders. What can we say about the fact that the Corporation for more than a year remained at odds with the SEC for failing to have a definitive assessment of its accounting?
The mechanisms of control of the Corporation must be urgently improved. The new Board of Directors shall ensure the development and deployment of such mechanisms.

4. What do the candidates for a new Board want?

Gafisa needs urgent decisions. Candidates understand the urgency of the issues and their severity. They closely follow the corporation because they are long time shareholders. At the same time, Gafisa has much to gain from greater transparency in the conduct of its processes and communication about its real situation. At a minimum, shareholders shall be heard when the issues that concern them and have enough information in order to decide on their investments.

Owner’s attitude. This is a fundamental attribute to make the necessary choices, both in relation to investments and divestitures, and personnel management. One of the great problems of Gafisa is its inability to manage people, resulting in high turnover and operating disruption in its operating body. This reflects failure of the management to enforce effective policies in this field. Similarly, greater diligence in identifying and investigating the problems might not have avoided all the problems of 2011 but at least would have given Gafisa greater capacity planning and also greater ability to choose how to deal with its challenges.

THIS PUBLIC REQUEST FOR PROXY (INCLUDING ITS ENGLISH TRANSLATION) WAS ISSUED BY DISSENTING SHAREHOLDER POLO NORTE FUNDO DE INVESTIMENTO MULTIMERCADO AND FILED WITH THE BRAZILIAN SECURITIES COMMISSION.  GAFISA IS SUBMITTING THIS DOCUMENT ON A CURRENT REPORT ON FORM 6-K SO ALL ITS SHAREHOLDERS HAVE ACCESS TO THE SAME INFORMATION.  GAFISA STRONGLY RECOMMENDS ITS SHAREHOLDERS REJECT THE PROXY REQUEST FROM THIS DISSENTING SHAREHOLDER AND VOTE IN FAVOR OF THE AGENDA PROPOSED BY THE COMPANY FOR THE SHAREHOLDERS MEETING AS SET FORTH IN ITS NOTICE TO SHAREHOLDERS DATED MAY 4, 2012.

Public Request for Proxy

Gafisa S.A.

Attachment (ii)

Information required by Attachment 23 of CVM Instruction no. 481/09.

  Inform the Company's name: Gafisa S.A., a publicly-held company, headquartered at Avenida das Nações Unidas, 8.501, 19º andar, in the city of São Paulo, state of São Paulo, CNPJ/MF no. 01.545.826/0001-07.

  Legal entities that have promoted, organized and paid for the request for proxy:

  Name and address:

POLO CAPITAL GESTÃO DE RECURSOS LTDA., a corporation headquartered in the city of Rio de Janeiro, state of Rio de Janeiro, at Rua Ataulfo de Paiva, nº 204, salas 1001 a 1010, Leblon, CEP 22440-030, CNPJ/MF no. 05.451.668/0001-79.

 POLO CAPITAL INTERNACIONAL GESTÃO DE RECURSOS LTDA., headquartered in the City and State of Rio de Janeiro, at Av. Ataulfo de Paiva, nº 204, salas 1101 e 1110, Leblon, CEP 22440-033, CNPJ/MF no. 08.990.773/0001-74

 A shareholder of the company since: The funds managed and represented by the legal entities described above are shareholders of the Company since February 2006.

  Number and percentage of shares of each type and class of their ownership:

Fund	No. of Shares	%
Polo FIA	4,178,380	0,97%
Polo Norte FIM	3,978,909	0,92%
Vinson Fund LLC	2,287,337	0,53%

THIS PUBLIC REQUEST FOR PROXY (INCLUDING ITS ENGLISH TRANSLATION) WAS ISSUED BY DISSENTING SHAREHOLDER POLO NORTE FUNDO DE INVESTIMENTO MULTIMERCADO AND FILED WITH THE BRAZILIAN SECURITIES COMMISSION.  GAFISA IS SUBMITTING THIS DOCUMENT ON A CURRENT REPORT ON FORM 6-K SO ALL ITS SHAREHOLDERS HAVE ACCESS TO THE SAME INFORMATION.  GAFISA STRONGLY RECOMMENDS ITS SHAREHOLDERS REJECT THE PROXY REQUEST FROM THIS DISSENTING SHAREHOLDER AND VOTE IN FAVOR OF THE AGENDA PROPOSED BY THE COMPANY FOR THE SHAREHOLDERS MEETING AS SET FORTH IN ITS NOTICE TO SHAREHOLDERS DATED MAY 4, 2012.

  Number of shares borrowed: Not applicable.

  Total exposure in derivatives referenced to company shares: Not applicable.

  Relationships of a corporate, business or family nature existing or maintained in the last three years with the company or with parties related to the company, as determined by the accounting rules addressing this matter: Not applicable

  Inform if any of the persons mentioned in item 3, as well as any of their controlling companies, subsidiaries, companies under joint control or affiliated companies has a special interest in the approval of the matters for which the proxy is being requested, describing with detail the nature and extension of the interest in question. Not applicable.

  Inform the estimated cost of the request for proxy: R$10,000.00 (ten thousand reais).

  Inform whether the company paid for the request for proxy or if its applicants will seek refund from the company: The applicants will not seek refund from the Company.

  Inform the address to which the proxy must be sent after being signed; or, if the company accepts proxies through systems in the world wide web, the instructions for granting the proxy: The manual of procedures for granting proxies has been attached to the public request for proxy (Attachment iv) and is available at www.agogafisa.com.br.

THIS PUBLIC REQUEST FOR PROXY (INCLUDING ITS ENGLISH TRANSLATION) WAS ISSUED BY DISSENTING SHAREHOLDER POLO NORTE FUNDO DE INVESTIMENTO MULTIMERCADO AND FILED WITH THE BRAZILIAN SECURITIES COMMISSION.  GAFISA IS SUBMITTING THIS DOCUMENT ON A CURRENT REPORT ON FORM 6-K SO ALL ITS SHAREHOLDERS HAVE ACCESS TO THE SAME INFORMATION.  GAFISA STRONGLY RECOMMENDS ITS SHAREHOLDERS REJECT THE PROXY REQUEST FROM THIS DISSENTING SHAREHOLDER AND VOTE IN FAVOR OF THE AGENDA PROPOSED BY THE COMPANY FOR THE SHAREHOLDERS MEETING AS SET FORTH IN ITS NOTICE TO SHAREHOLDERS DATED MAY 4, 2012.

Public Request for Proxy

Gafisa S.A.

Attachment (iii)

Brief history of the candidates

Board of Directors

Name:	MAURO RODRIGUES DA CUNHA
Age:	40 YEARS OLD
Profession:	CONSULTANT
CPF or passport:	004.275.077-66
Elective Position in the Company:	Not applicable
Brief history:

- CIO at Opus Investimentos Ltda.

- Former Chairman of the Board of the Brazilian Institute of Corporate Governance (Instituto Brasileiro de Governança Corporativa - IBGC), from 2008 to 2010, and member of the Board from 2003 to 2008;

- Partner of Mauá Investimentos Ltda. From 2007 to 2010

Statements:

• The candidate was not subject, in the last 5 years, to any criminal conviction; to any conviction or penalty from CVM investigations; to any final conviction, in the judicial or administrative domain, which has suspended or disqualified the candidate from the practice of a professional or commercial activity.

• The candidate does not have any marital relationship, common-law marital relationship or second degree or closer relationship with managers of the issuer; managers of companies directly or indirectly controlled by the issuer or that control the issuer directly or indirectly

• The candidate has maintained no relationship of subordination, service or control with a company controlled, directly or indirectly, by the issuer, over the past 3 fiscal years.

THIS PUBLIC REQUEST FOR PROXY (INCLUDING ITS ENGLISH TRANSLATION) WAS ISSUED BY DISSENTING SHAREHOLDER POLO NORTE FUNDO DE INVESTIMENTO MULTIMERCADO AND FILED WITH THE BRAZILIAN SECURITIES COMMISSION.  GAFISA IS SUBMITTING THIS DOCUMENT ON A CURRENT REPORT ON FORM 6-K SO ALL ITS SHAREHOLDERS HAVE ACCESS TO THE SAME INFORMATION.  GAFISA STRONGLY RECOMMENDS ITS SHAREHOLDERS REJECT THE PROXY REQUEST FROM THIS DISSENTING SHAREHOLDER AND VOTE IN FAVOR OF THE AGENDA PROPOSED BY THE COMPANY FOR THE SHAREHOLDERS MEETING AS SET FORTH IN ITS NOTICE TO SHAREHOLDERS DATED MAY 4, 2012.

Name:	MAURÍCIO MARCELLINI PEREIRA
Age:	38 years old
Profession:	Business Administrator
CPF or passport:	838.823.836-15
Elective Position in the Company:	Not applicable
Brief history:

Investment Officer at Fundação dos Economiários Federais (FUNCEF)

Former Executive Officer for New Businesses at Caixa Participações (CAIXA PAR), from August 2011 to April 2012.

Member of the Board of Directors of Elo Serviços S.A., having also been a member of the Board of Directors of Telemar Participações S.A.

Statements:

• The candidate was not subject, in the last 5 years, to any criminal conviction; to any conviction or penalty from CVM investigations; to any final conviction, in the judicial or administrative domain, which has suspended or disqualified the candidate from the practice of a professional or commercial activity.

• The candidate does not have any marital relationship, common-law marital relationship or second degree or closer relationship with managers of the issuer; managers of companies directly or indirectly controlled by the issuer or that control the issuer directly or indirectly

• The candidate has maintained no relationship of subordination, service or control with a company controlled, directly or indirectly, by the issuer, over the past 3 fiscal years.

Name:	GUILHERME AFFONSO FERREIRA
Age:	60 YEARS OLD
Profession:	ENGINEER
CPF or passport:	762.604.298-00
Elective Position in the Company:	Not applicable
Brief history:

- CEO of Bahema Participações S.A. since 1975.

- Member of the Board of Directors of various Companies, such as Eternit S.A., Tavex Brasil S.A., Companhia Brasileira de Distribuição, Valid S.A., Ideiasnet S.A., Arezzo S.A.

Statements:

• The candidate was not subject, in the last 5 years, to any criminal conviction; to any conviction or penalty from CVM investigations; to any final conviction, in the judicial or administrative domain, which has suspended or disqualified the candidate from the practice of a professional or commercial activity.

• The candidate does not have any marital relationship, common-law marital relationship or second degree or closer relationship with managers of the issuer; managers of companies directly or indirectly controlled by the issuer or that control the issuer directly or indirectly

• The candidate has maintained no relationship of subordination, service or control with a company controlled, directly or indirectly, by the issuer, over the past 3 fiscal years.

THIS PUBLIC REQUEST FOR PROXY (INCLUDING ITS ENGLISH TRANSLATION) WAS ISSUED BY DISSENTING SHAREHOLDER POLO NORTE FUNDO DE INVESTIMENTO MULTIMERCADO AND FILED WITH THE BRAZILIAN SECURITIES COMMISSION.  GAFISA IS SUBMITTING THIS DOCUMENT ON A CURRENT REPORT ON FORM 6-K SO ALL ITS SHAREHOLDERS HAVE ACCESS TO THE SAME INFORMATION.  GAFISA STRONGLY RECOMMENDS ITS SHAREHOLDERS REJECT THE PROXY REQUEST FROM THIS DISSENTING SHAREHOLDER AND VOTE IN FAVOR OF THE AGENDA PROPOSED BY THE COMPANY FOR THE SHAREHOLDERS MEETING AS SET FORTH IN ITS NOTICE TO SHAREHOLDERS DATED MAY 4, 2012.

Name:	MARCELO MARQUES MOREIRA FILHO
Age:	42 YEARS OLD
Profession:	ECONOMIST
CPF or passport:	021.796.407-90
Elective Position in the Company:	Not applicable
Brief history:

- Partner of Setter Investimentos

- Member of the Board of Directors of DASA – Diagnósticos da América

- Former CEO of Tiba Agro, from 2008 to 2010

- Former partner of Pátria Investimentos for 14 years.

Statements:

• The candidate was not subject, in the last 5 years, to any criminal conviction; to any conviction or penalty from CVM investigations; to any final conviction, in the judicial or administrative domain, which has suspended or disqualified the candidate from the practice of a professional or commercial activity.

• The candidate does not have any marital relationship, common-law marital relationship or second degree or closer relationship with managers of the issuer; managers of companies directly or indirectly controlled by the issuer or that control the issuer directly or indirectly

• The candidate has maintained no relationship of subordination, service or control with a company controlled, directly or indirectly, by the issuer, over the past 3 fiscal years.

Name:	CLÁUDIO JOSÉ CARVALHO DE ANDRADE
Age:	40 YEARS OLD
Profession:	ADMINISTRATOR
CPF or passport:	595.998.045-20
Elective Position in the Company:	Not applicable
Brief history:	- Partner of Polo Capital since 2002 - Former Manager of the Variable Income Portfolio of Banco de Investimento CSFB/Garantia from 1997 to 2002.
Statements:

• The candidate was not subject, in the last 5 years, to any criminal conviction; to any conviction or penalty from CVM investigations; to any final conviction, in the judicial or administrative domain, which has suspended or disqualified the candidate from the practice of a professional or commercial activity.

• The candidate does not have any marital relationship, common-law marital relationship or second degree or closer relationship with managers of the issuer; managers of companies directly or indirectly controlled by the issuer or that control the issuer directly or indirectly

• The candidate has maintained no relationship of subordination, service or control with a company controlled, directly or indirectly, by the issuer, over the past 3 fiscal years.

THIS PUBLIC REQUEST FOR PROXY (INCLUDING ITS ENGLISH TRANSLATION) WAS ISSUED BY DISSENTING SHAREHOLDER POLO NORTE FUNDO DE INVESTIMENTO MULTIMERCADO AND FILED WITH THE BRAZILIAN SECURITIES COMMISSION.  GAFISA IS SUBMITTING THIS DOCUMENT ON A CURRENT REPORT ON FORM 6-K SO ALL ITS SHAREHOLDERS HAVE ACCESS TO THE SAME INFORMATION.  GAFISA STRONGLY RECOMMENDS ITS SHAREHOLDERS REJECT THE PROXY REQUEST FROM THIS DISSENTING SHAREHOLDER AND VOTE IN FAVOR OF THE AGENDA PROPOSED BY THE COMPANY FOR THE SHAREHOLDERS MEETING AS SET FORTH IN ITS NOTICE TO SHAREHOLDERS DATED MAY 4, 2012.

Name:	CAIO RACY MATTAR
Age:	52 YEARS OLD
Profession:	ENGINEER
CPF or passport:	034.118.768-24
Elective Position in the Company:	Not applicable
Brief history:

- Investment and Construction Officer and Executive VP at Companhia Brasileira de Distribuição

- Member of the Board of Directors of Sendas Distribuidora S.A

- Member of the Board of Directors of Paramount Têxteis Indústria e Comércio S.A.

- Member of the Board of Directors of Gafisa S.A.

Statements:

• The candidate was not subject, in the last 5 years, to any criminal conviction; to any conviction or penalty from CVM investigations; to any final conviction, in the judicial or administrative domain, which has suspended or disqualified the candidate from the practice of a professional or commercial activity.

• The candidate does not have any marital relationship, common-law marital relationship or second degree or closer relationship with managers of the issuer; managers of companies directly or indirectly controlled by the issuer or that control the issuer directly or indirectly

• The candidate has maintained no relationship of subordination, service or control with a company controlled, directly or indirectly, by the issuer, over the past 3 fiscal years.

THIS PUBLIC REQUEST FOR PROXY (INCLUDING ITS ENGLISH TRANSLATION) WAS ISSUED BY DISSENTING SHAREHOLDER POLO NORTE FUNDO DE INVESTIMENTO MULTIMERCADO AND FILED WITH THE BRAZILIAN SECURITIES COMMISSION.  GAFISA IS SUBMITTING THIS DOCUMENT ON A CURRENT REPORT ON FORM 6-K SO ALL ITS SHAREHOLDERS HAVE ACCESS TO THE SAME INFORMATION.  GAFISA STRONGLY RECOMMENDS ITS SHAREHOLDERS REJECT THE PROXY REQUEST FROM THIS DISSENTING SHAREHOLDER AND VOTE IN FAVOR OF THE AGENDA PROPOSED BY THE COMPANY FOR THE SHAREHOLDERS MEETING AS SET FORTH IN ITS NOTICE TO SHAREHOLDERS DATED MAY 4, 2012.

Name:	MARIA LETÍCIA DE FREITAS COSTA
Age:	52 YEARS OLD
Profession:	ENGINEER
CPF or passport:	050.932.788-58
Elective Position in the Company:	Not applicable
Brief history:

- Partner of Prada Assessoria

- Officer of the Strategic Research Center of Insper

- Member of the Board of Directors of Localiza

- Member of the Board of Directors of Technip

- Member of the Board of Directors of FAMA

- Member of the Board of Directors of Sadia S.A (Brasil Foods S.A.)

Statements:

• The candidate was not subject, in the last 5 years, to any criminal conviction; to any conviction or penalty from CVM investigations; to any final conviction, in the judicial or administrative domain, which has suspended or disqualified the candidate from the practice of a professional or commercial activity.

• The candidate does not have any marital relationship, common-law marital relationship or second degree or closer relationship with managers of the issuer; managers of companies directly or indirectly controlled by the issuer or that control the issuer directly or indirectly

• The candidate has maintained no relationship of subordination, service or control with a company controlled, directly or indirectly, by the issuer, over the past 3 fiscal years.

Name:	ODAIR GARCIA SENRA
Age:	65 YEARS OLD
Profession:	ENGINEER
CPF or passport:	380.915.938-72
Elective Position in the Company:	Not applicable
Brief history:	- Institutional Relations Officer at Gafisa - Operational Officer at Tenda - Member of the Board of Directors of Gafisa and of Alphaville Urbanismo
Statements:

• The candidate was not subject, in the last 5 years, to any criminal conviction; to any conviction or penalty from CVM investigations; to any final conviction, in the judicial or administrative domain, which has suspended or disqualified the candidate from the practice of a professional or commercial activity.

• The candidate does not have any marital relationship, common-law marital relationship or second degree or closer relationship with managers of the issuer; managers of companies directly or indirectly controlled by the issuer or that control the issuer directly or indirectly

• The candidate has maintained no relationship of subordination, service or control with a company controlled, directly or indirectly, by the issuer, over the past 3 fiscal years.

THIS PUBLIC REQUEST FOR PROXY (INCLUDING ITS ENGLISH TRANSLATION) WAS ISSUED BY DISSENTING SHAREHOLDER POLO NORTE FUNDO DE INVESTIMENTO MULTIMERCADO AND FILED WITH THE BRAZILIAN SECURITIES COMMISSION.  GAFISA IS SUBMITTING THIS DOCUMENT ON A CURRENT REPORT ON FORM 6-K SO ALL ITS SHAREHOLDERS HAVE ACCESS TO THE SAME INFORMATION.  GAFISA STRONGLY RECOMMENDS ITS SHAREHOLDERS REJECT THE PROXY REQUEST FROM THIS DISSENTING SHAREHOLDER AND VOTE IN FAVOR OF THE AGENDA PROPOSED BY THE COMPANY FOR THE SHAREHOLDERS MEETING AS SET FORTH IN ITS NOTICE TO SHAREHOLDERS DATED MAY 4, 2012.

Name:	JOSÉ ÉCIO PEREIRA
Age:	58 YEARS OLD
Profession:	ADMINISTRATOR AND ACCOUNTANT
CPF or passport:	359.920.858-15
Elective Position in the Company:	Not applicable
Brief history:	- Partner of Deloitte - Partner of JEPereira Consultoria em Gestão de Negócios - Member of the Board of Directors of Gafisa S.A - Member of the Board of Directors of Fibria
Statements:

• The candidate was not subject, in the last 5 years, to any criminal conviction; to any conviction or penalty from CVM investigations; to any final conviction, in the judicial or administrative domain, which has suspended or disqualified the candidate from the practice of a professional or commercial activity.

• The candidate does not have any marital relationship, common-law marital relationship or second degree or closer relationship with managers of the issuer; managers of companies directly or indirectly controlled by the issuer or that control the issuer directly or indirectly

• The candidate has maintained no relationship of subordination, service or control with a company controlled, directly or indirectly, by the issuer, over the past 3 fiscal years.

THIS PUBLIC REQUEST FOR PROXY (INCLUDING ITS ENGLISH TRANSLATION) WAS ISSUED BY DISSENTING SHAREHOLDER POLO NORTE FUNDO DE INVESTIMENTO MULTIMERCADO AND FILED WITH THE BRAZILIAN SECURITIES COMMISSION.  GAFISA IS SUBMITTING THIS DOCUMENT ON A CURRENT REPORT ON FORM 6-K SO ALL ITS SHAREHOLDERS HAVE ACCESS TO THE SAME INFORMATION.  GAFISA STRONGLY RECOMMENDS ITS SHAREHOLDERS REJECT THE PROXY REQUEST FROM THIS DISSENTING SHAREHOLDER AND VOTE IN FAVOR OF THE AGENDA PROPOSED BY THE COMPANY FOR THE SHAREHOLDERS MEETING AS SET FORTH IN ITS NOTICE TO SHAREHOLDERS DATED MAY 4, 2012.

Audit Committee

 Effective members

Name:	RAFAEL ALVES RODRIGUES
Age:	38 YEARS OLD
Profession:	ADMINISTRATOR
CPF or passport:	166.309.958-80
Elective Position in the Company:	Not applicable
Brief history:

- Variable income manager at Rio Bravo since 2009

- Variable income analyst at Rio Bravo from 2006 to 2008

- Consultant at Accenture from 2002 to 2003

- Former member of the Audit Committee of Cremer SA and Sulamérica SA

- Former member of the Board of Directors of Copasa SA

Statements:

• The candidate was not subject, in the last 5 years, to any criminal conviction; to any conviction or penalty from CVM investigations; to any final conviction, in the judicial or administrative domain, which has suspended or disqualified the candidate from the practice of a professional or commercial activity.

• The candidate does not have any marital relationship, common-law marital relationship or second degree or closer relationship with managers of the issuer; managers of companies directly or indirectly controlled by the issuer or that control the issuer directly or indirectly

• The candidate has maintained no relationship of subordination, service or control with a company controlled, directly or indirectly, by the issuer, over the past 3 fiscal years.

Name:	VICTOR BRANCO DE HOLANDA
Age:	51 YEARS OLD
Profession:	ECONOMIST AND ACCOUNTANT
CPF or passport:	057.203.488-16
Elective Position in the Company:	Not applicable
Brief history:

- Strategic Management Officer at Ministerio da Fazenda (2007 a 2010)

- Chairman of the Board of Directors of Casa da Moeda do Brasil (2010)

- Member of the Board of Directors of Eletrobras (2007)

- Member of the Board of Directors of COBRA Computadores (2006)

Statements:

• The candidate was not subject, in the last 5 years, to any criminal conviction; to any conviction or penalty from CVM investigations; to any final conviction, in the judicial or administrative domain, which has suspended or disqualified the candidate from the practice of a professional or commercial activity.

• The candidate does not have any marital relationship, common-law marital relationship or second degree or closer relationship with managers of the issuer; managers of companies directly or indirectly controlled by the issuer or that control the issuer directly or indirectly

• The candidate has maintained no relationship of subordination, service or control with a company controlled, directly or indirectly, by the issuer, over the past 3 fiscal years.

THIS PUBLIC REQUEST FOR PROXY (INCLUDING ITS ENGLISH TRANSLATION) WAS ISSUED BY DISSENTING SHAREHOLDER POLO NORTE FUNDO DE INVESTIMENTO MULTIMERCADO AND FILED WITH THE BRAZILIAN SECURITIES COMMISSION.  GAFISA IS SUBMITTING THIS DOCUMENT ON A CURRENT REPORT ON FORM 6-K SO ALL ITS SHAREHOLDERS HAVE ACCESS TO THE SAME INFORMATION.  GAFISA STRONGLY RECOMMENDS ITS SHAREHOLDERS REJECT THE PROXY REQUEST FROM THIS DISSENTING SHAREHOLDER AND VOTE IN FAVOR OF THE AGENDA PROPOSED BY THE COMPANY FOR THE SHAREHOLDERS MEETING AS SET FORTH IN ITS NOTICE TO SHAREHOLDERS DATED MAY 4, 2012.

Name:	FRANÇOIS MOREAU
Age:	53 YEARS OLD
Profession:	ADMINISTRATOR
CPF or passport:	955.822.748-04
Elective Position in the Company:	Not applicable
Brief history:

- Officer of Estratégia & Valor Consultores Associados Ltda., a consultancy company in the development of infrastructure and energy businesses in Brazil, Argentina and Bolivia.

- Effective member of the Audit Committee of Duke International Geração Paranapanema S/A

- Member of APIMEC (Brazilian Association of Capital Market Analysts), IBP (Brazilian Institute of Oil & Gas), Instituto Liberal do Rio de Janeiro and The Independent Institute in the U.S.

Statements:

• The candidate was not subject, in the last 5 years, to any criminal conviction; to any conviction or penalty from CVM investigations; to any final conviction, in the judicial or administrative domain, which has suspended or disqualified the candidate from the practice of a professional or commercial activity.

• The candidate does not have any marital relationship, common-law marital relationship or second degree or closer relationship with managers of the issuer; managers of companies directly or indirectly controlled by the issuer or that control the issuer directly or indirectly

• The candidate has maintained no relationship of subordination, service or control with a company controlled, directly or indirectly, by the issuer, over the past 3 fiscal years.

THIS PUBLIC REQUEST FOR PROXY (INCLUDING ITS ENGLISH TRANSLATION) WAS ISSUED BY DISSENTING SHAREHOLDER POLO NORTE FUNDO DE INVESTIMENTO MULTIMERCADO AND FILED WITH THE BRAZILIAN SECURITIES COMMISSION.  GAFISA IS SUBMITTING THIS DOCUMENT ON A CURRENT REPORT ON FORM 6-K SO ALL ITS SHAREHOLDERS HAVE ACCESS TO THE SAME INFORMATION.  GAFISA STRONGLY RECOMMENDS ITS SHAREHOLDERS REJECT THE PROXY REQUEST FROM THIS DISSENTING SHAREHOLDER AND VOTE IN FAVOR OF THE AGENDA PROPOSED BY THE COMPANY FOR THE SHAREHOLDERS MEETING AS SET FORTH IN ITS NOTICE TO SHAREHOLDERS DATED MAY 4, 2012.

Alternates

Name:	FERNANDO BEVILACQUA E FANCHIN
Age:	30 YEARS OLD
Profession:	ADMINISTRATOR
CPF or passport:	220.461.098-48
Elective Position in the Company:	Not applicable
Brief history:	- Variable income analyst at Rio Bravo since 2007 - Variable income analyst at GWI Asset Managment from 2006 to 2007
Statements:

• The candidate was not subject, in the last 5 years, to any criminal conviction; to any conviction or penalty from CVM investigations; to any final conviction, in the judicial or administrative domain, which has suspended or disqualified the candidate from the practice of a professional or commercial activity.

• The candidate does not have any marital relationship, common-law marital relationship or second degree or closer relationship with managers of the issuer; managers of companies directly or indirectly controlled by the issuer or that control the issuer directly or indirectly

• The candidate has maintained no relationship of subordination, service or control with a company controlled, directly or indirectly, by the issuer, over the past 3 fiscal years.

Name:	CONRADO VALIANTE DA ROCHA
Age:	27 YEARS OLD
Profession:	ECONOMIST
CPF or passport:	108.790.017-47
Elective Position in the Company:	Not applicable
Brief history:	- Analyst at Polo Capital since 2010
Statements:

• The candidate was not subject, in the last 5 years, to any criminal conviction; to any conviction or penalty from CVM investigations; to any final conviction, in the judicial or administrative domain, which has suspended or disqualified the candidate from the practice of a professional or commercial activity.

• The candidate does not have any marital relationship, common-law marital relationship or second degree or closer relationship with managers of the issuer; managers of companies directly or indirectly controlled by the issuer or that control the issuer directly or indirectly

• The candidate has maintained no relationship of subordination, service or control with a company controlled, directly or indirectly, by the issuer, over the past 3 fiscal years.

THIS PUBLIC REQUEST FOR PROXY (INCLUDING ITS ENGLISH TRANSLATION) WAS ISSUED BY DISSENTING SHAREHOLDER POLO NORTE FUNDO DE INVESTIMENTO MULTIMERCADO AND FILED WITH THE BRAZILIAN SECURITIES COMMISSION.  GAFISA IS SUBMITTING THIS DOCUMENT ON A CURRENT REPORT ON FORM 6-K SO ALL ITS SHAREHOLDERS HAVE ACCESS TO THE SAME INFORMATION.  GAFISA STRONGLY RECOMMENDS ITS SHAREHOLDERS REJECT THE PROXY REQUEST FROM THIS DISSENTING SHAREHOLDER AND VOTE IN FAVOR OF THE AGENDA PROPOSED BY THE COMPANY FOR THE SHAREHOLDERS MEETING AS SET FORTH IN ITS NOTICE TO SHAREHOLDERS DATED MAY 4, 2012.

Name:	MARCELLO JOAQUIM PACHECO
Age:	43 YEARS OLD
Profession:	ECONOMIST
CPF or passport:	108.790.017-47
Elective Position in the Company:	Not applicable
Brief history:

- Partner of BKMP & Advogados Associados

- Legal consultant of Azevedo & Travassos S.A.

- Alternate of the Audit Committee of da Duke International Geração Paranapanema

- Member of the Audit Committee of Banco Pine S.A (2008/2009)

Statements:

• The candidate was not subject, in the last 5 years, to any criminal conviction; to any conviction or penalty from CVM investigations; to any final conviction, in the judicial or administrative domain, which has suspended or disqualified the candidate from the practice of a professional or commercial activity.

• The candidate does not have any marital relationship, common-law marital relationship or second degree or closer relationship with managers of the issuer; managers of companies directly or indirectly controlled by the issuer or that control the issuer directly or indirectly

• The candidate has maintained no relationship of subordination, service or control with a company controlled, directly or indirectly, by the issuer, over the past 3 fiscal years.

THIS PUBLIC REQUEST FOR PROXY (INCLUDING ITS ENGLISH TRANSLATION) WAS ISSUED BY DISSENTING SHAREHOLDER POLO NORTE FUNDO DE INVESTIMENTO MULTIMERCADO AND FILED WITH THE BRAZILIAN SECURITIES COMMISSION.  GAFISA IS SUBMITTING THIS DOCUMENT ON A CURRENT REPORT ON FORM 6-K SO ALL ITS SHAREHOLDERS HAVE ACCESS TO THE SAME INFORMATION.  GAFISA STRONGLY RECOMMENDS ITS SHAREHOLDERS REJECT THE PROXY REQUEST FROM THIS DISSENTING SHAREHOLDER AND VOTE IN FAVOR OF THE AGENDA PROPOSED BY THE COMPANY FOR THE SHAREHOLDERS MEETING AS SET FORTH IN ITS NOTICE TO SHAREHOLDERS DATED MAY 4, 2012.

Public Request for Proxy

 Gafisa S.A.

 Attachment (iv)

Proxy Template

PROXY

  Grantors:

[Name or corporate name], [qualification], [address]

  Grantees:

Daniel Alves Ferreira, Brazilian, married, registered with the São Paulo Bar Association - OAB/SP under no. 140.613; Christiano Marques de Godoy, Brazilian, single, lawyer, registered with the OAB/SP under no. 154.078; Paulo Roberto Bellentani Brandão, Brazilian, single, lawyer, registered with the OAB/SP under no. 273.180; Elke Priscila Kamrowski, Brazilian, single, lawyer, registered with the OAB/SP under no. 168.736; Anali Penteado Buratin, Brazilian, single, lawyer, registered with the OAB/SP under no. 196.610; and Nadia Andreza Oliveira, Brazilian, married, registered with the OAB/SP under no. 266.484, all with office at Rua Marquês de Paranaguá, 348 -10º andar, in the City and State of São Paulo, CEP: 01303-050, who can act jointly or severally, regardless of the order of appointment, as per the voting instructions below.

  Powers:

Representing the Grantors in the capacity of shareholder of [___] common shares issued by Gafisa S.A., a publicly-held company headquartered at Avenida das Nações Unidas, 8.501, 19º andar, in the City of São Paulo, State of São Paulo, CNPJ/MF no. 01.545.826/0001-07 (“Company”), with regards to the Company's Annual and Special Shareholders' Meeting to be held on May 11, 2012, at 10:30 a.m., being able to, for that purpose:

  request the adoption of the multiple vote process for the election of members of the Company's Board of Directors, pursuant to article 141 of the Brazilian Corporate Law and CVM Instruction no. 165/91;

  cast a vote related to the Agenda in strict compliance with the voting instructions determined below:

THIS PUBLIC REQUEST FOR PROXY (INCLUDING ITS ENGLISH TRANSLATION) WAS ISSUED BY DISSENTING SHAREHOLDER POLO NORTE FUNDO DE INVESTIMENTO MULTIMERCADO AND FILED WITH THE BRAZILIAN SECURITIES COMMISSION.  GAFISA IS SUBMITTING THIS DOCUMENT ON A CURRENT REPORT ON FORM 6-K SO ALL ITS SHAREHOLDERS HAVE ACCESS TO THE SAME INFORMATION.  GAFISA STRONGLY RECOMMENDS ITS SHAREHOLDERS REJECT THE PROXY REQUEST FROM THIS DISSENTING SHAREHOLDER AND VOTE IN FAVOR OF THE AGENDA PROPOSED BY THE COMPANY FOR THE SHAREHOLDERS MEETING AS SET FORTH IN ITS NOTICE TO SHAREHOLDERS DATED MAY 4, 2012.

ANNUAL SHAREHOLDERS' MEETING

               i.     review the accounts of directors, study, discuss and vote on the financial statements for the fiscal year ended December 31, 2011.

[__] In favor            [__] Against              [__] Abstention

             ii.     establish the number of members that should comprise the Company's Board of Directors (in favor of or against the management's proposal, or in favor of the proposal presented by means of a public request for proxy).

[__] In favor                   [__] Against              [__] Abstention

[__] Another proposal:    [__] members.

           iii.     elect the members of the Company's Board of Directors, in the event of end of tenure (indicate the candidates in the order of preference or indicate if you are in favor of or against the management's proposal, or the wish to abstain).

Order of preference of candidates to the positions of members of the Board of Directors:

Effective Members:

1st ______________________________________________________________

2nd ______________________________________________________________

THIS PUBLIC REQUEST FOR PROXY (INCLUDING ITS ENGLISH TRANSLATION) WAS ISSUED BY DISSENTING SHAREHOLDER POLO NORTE FUNDO DE INVESTIMENTO MULTIMERCADO AND FILED WITH THE BRAZILIAN SECURITIES COMMISSION.  GAFISA IS SUBMITTING THIS DOCUMENT ON A CURRENT REPORT ON FORM 6-K SO ALL ITS SHAREHOLDERS HAVE ACCESS TO THE SAME INFORMATION.  GAFISA STRONGLY RECOMMENDS ITS SHAREHOLDERS REJECT THE PROXY REQUEST FROM THIS DISSENTING SHAREHOLDER AND VOTE IN FAVOR OF THE AGENDA PROPOSED BY THE COMPANY FOR THE SHAREHOLDERS MEETING AS SET FORTH IN ITS NOTICE TO SHAREHOLDERS DATED MAY 4, 2012.

3rd ______________________________________________________________

4th ______________________________________________________________

5th ______________________________________________________________

6th ______________________________________________________________

7th ______________________________________________________________

8th ______________________________________________________________

9th ______________________________________________________________

Deputy Members:

1st ______________________________________________________________

2nd ______________________________________________________________

3rd ______________________________________________________________

4th ______________________________________________________________

5th ______________________________________________________________

THIS PUBLIC REQUEST FOR PROXY (INCLUDING ITS ENGLISH TRANSLATION) WAS ISSUED BY DISSENTING SHAREHOLDER POLO NORTE FUNDO DE INVESTIMENTO MULTIMERCADO AND FILED WITH THE BRAZILIAN SECURITIES COMMISSION.  GAFISA IS SUBMITTING THIS DOCUMENT ON A CURRENT REPORT ON FORM 6-K SO ALL ITS SHAREHOLDERS HAVE ACCESS TO THE SAME INFORMATION.  GAFISA STRONGLY RECOMMENDS ITS SHAREHOLDERS REJECT THE PROXY REQUEST FROM THIS DISSENTING SHAREHOLDER AND VOTE IN FAVOR OF THE AGENDA PROPOSED BY THE COMPANY FOR THE SHAREHOLDERS MEETING AS SET FORTH IN ITS NOTICE TO SHAREHOLDERS DATED MAY 4, 2012.

6th ______________________________________________________________

7th ______________________________________________________________

8th ______________________________________________________________

9th ______________________________________________________________

[__] In favor                         [__] Against                           [__] Abstention

           iv.     establish the global compensation amount to be paid to the Company's directors in 2012 (indicate if you are in favor of or against the management's proposal or others).

[__] In favor                        [__] Against                           [__] Abstention

[__] Another proposal:         [__] members.

             v.     install and establish the number of members that should comprise the Company's Audit Committee (indicate if you are in favor of or against the management's proposal or others).

[__] In favor                           [__] Against                         [__] Abstention

[__] Another proposal:         [__] members.

           vi.     elect the members of the Company's Audit Committee, due to the end of tenure (indicate the candidates in the order of preference or indicate if you are in favor of or against the management's proposal, or the wish to abstain).

THIS PUBLIC REQUEST FOR PROXY (INCLUDING ITS ENGLISH TRANSLATION) WAS ISSUED BY DISSENTING SHAREHOLDER POLO NORTE FUNDO DE INVESTIMENTO MULTIMERCADO AND FILED WITH THE BRAZILIAN SECURITIES COMMISSION.  GAFISA IS SUBMITTING THIS DOCUMENT ON A CURRENT REPORT ON FORM 6-K SO ALL ITS SHAREHOLDERS HAVE ACCESS TO THE SAME INFORMATION.  GAFISA STRONGLY RECOMMENDS ITS SHAREHOLDERS REJECT THE PROXY REQUEST FROM THIS DISSENTING SHAREHOLDER AND VOTE IN FAVOR OF THE AGENDA PROPOSED BY THE COMPANY FOR THE SHAREHOLDERS MEETING AS SET FORTH IN ITS NOTICE TO SHAREHOLDERS DATED MAY 4, 2012.

Order of preference of candidates to the positions of members of the Audit Committee:

Effective Members:

1st ______________________________________________________________

2nd ______________________________________________________________

3rd ______________________________________________________________

Deputy Members:

1st ______________________________________________________________

2nd ______________________________________________________________

3rd ______________________________________________________________

[__] In favor                           [__] Against                         [__] Abstention

         vii.     establish the global compensation amount to be paid to the members of the Company's Board of Directors in 2012 (indicate if you are in favor of or against the management's proposal or others).

[__] In favor                           [__] Against                         [__] Abstention

THIS PUBLIC REQUEST FOR PROXY (INCLUDING ITS ENGLISH TRANSLATION) WAS ISSUED BY DISSENTING SHAREHOLDER POLO NORTE FUNDO DE INVESTIMENTO MULTIMERCADO AND FILED WITH THE BRAZILIAN SECURITIES COMMISSION.  GAFISA IS SUBMITTING THIS DOCUMENT ON A CURRENT REPORT ON FORM 6-K SO ALL ITS SHAREHOLDERS HAVE ACCESS TO THE SAME INFORMATION.  GAFISA STRONGLY RECOMMENDS ITS SHAREHOLDERS REJECT THE PROXY REQUEST FROM THIS DISSENTING SHAREHOLDER AND VOTE IN FAVOR OF THE AGENDA PROPOSED BY THE COMPANY FOR THE SHAREHOLDERS MEETING AS SET FORTH IN ITS NOTICE TO SHAREHOLDERS DATED MAY 4, 2012.

[__] Another proposal:    [__] members.

SPECIAL SHAREHOLDERS' MEETING

               i.     amend the Article 5 of the Company's Bylaws so as to reflect the capital increases approved by the Board of Directors, within the limit of authorized capital, until the date of the Annual Shareholders' Meeting (indicate if you are in favor of or against the management's proposal).

[__] In favor                           [__] Against                         [__] Abstention

             ii.     amend the 1st paragraph of Article 19 of the Company's Bylaws to provide for the possibility of opening a position in the Board of Directors in the event of vacancy of a member (indicate if you are in favor of or against the management's proposal).

[__] In favor                           [__] Against                         [__] Abstention

           iii.     amend articles 27, 30, 31, 32 and compensation of the following, in order to adapt the description of positions and functions of the Board of Executive Officers to the Company's new organizational structure suggested by the Board of Directors (indicate if you are in favor of or against the management's proposal).

[__] In favor                           [__] Against                         [__] Abstention

           iv.     revise the Company's Bylaws so as to adjust it to the minimum clauses disclosed by BM&FBOVESPA S.A. – São Paulo Stock, Commodities and Futures Exchange, pursuant to the new Novo Mercado Listing Regulation (indicate if you are in favor of or against the management's proposal).

[__] In favor                           [__] Against                         [__] Abstention

THIS PUBLIC REQUEST FOR PROXY (INCLUDING ITS ENGLISH TRANSLATION) WAS ISSUED BY DISSENTING SHAREHOLDER POLO NORTE FUNDO DE INVESTIMENTO MULTIMERCADO AND FILED WITH THE BRAZILIAN SECURITIES COMMISSION.  GAFISA IS SUBMITTING THIS DOCUMENT ON A CURRENT REPORT ON FORM 6-K SO ALL ITS SHAREHOLDERS HAVE ACCESS TO THE SAME INFORMATION.  GAFISA STRONGLY RECOMMENDS ITS SHAREHOLDERS REJECT THE PROXY REQUEST FROM THIS DISSENTING SHAREHOLDER AND VOTE IN FAVOR OF THE AGENDA PROPOSED BY THE COMPANY FOR THE SHAREHOLDERS MEETING AS SET FORTH IN ITS NOTICE TO SHAREHOLDERS DATED MAY 4, 2012.

             v.     consolidate the Company's Bylaws.

[__] In favor                           [__] Against                         [__] Abstention

  sign the Company's Book of Shareholder Attendance and the minutes of the Annual and Special Shareholders1 Meeting; and

  subgrant all or part of the powers hereby granted.

The powers of attorneys-in-fact is limited to requiring the adoption of the multiple vote process, attending the Annual and Special Shareholders' Meeting, and casting votes in compliance with this Proxy, not having the right or obligation to take any measure other than those required for the accurate execution of this power-of-attorney.

  Validity:

This power-of-attorney will be valid for the Company's Annual and Special Shareholders' Equity to be held on May 11, 2012, installed either upon the first or second call, including any preliminary act required for the adoption of the multiple vote process, whereas representation during the Shareholders' Meeting is restricted to the Grantor's voting instructions. This power-of-attorney will remain in effect until the closure of the Company's Annual and Special Shareholders' Meeting.

  Attorneys-in-fact:

  in the case of vote for the approval of any resolutions indicated in item 3 (b), above, the persons to be appointed as attorneys-in-fact, for the purposes of article 24, item I, of CVM Instruction no. 481/09, who can act jointly or severally, regardless of the order of appointment, Messrs. Daniel Alves Ferreira and Christiano Marques de Godoy,  qualified above;

  in the case of vote for the disapproval of any resolutions indicated in item 3 (b), above, the persons to be appointed as attorneys-in-fact, for the purposes of article 24, item I, of CVM Instruction no. 481/09, who can act jointly or severally, regardless of the order of appointment, Messrs. Paulo Roberto Bellentani Brandão and Elke Priscila Kamrowski, qualified above; and

  in the case of vote for the abstention with regards to any resolutions indicated in item 3 (b), above, the persons to be appointed as attorneys-in-fact, for the purposes of article 24, item I, of CVM Instruction no. 481/09, who can act jointly or severally, regardless of the order of appointment, Messrs. Anali Penteado Buratin and Nadia Andreza Oliveira, qualified above.

THIS PUBLIC REQUEST FOR PROXY (INCLUDING ITS ENGLISH TRANSLATION) WAS ISSUED BY DISSENTING SHAREHOLDER POLO NORTE FUNDO DE INVESTIMENTO MULTIMERCADO AND FILED WITH THE BRAZILIAN SECURITIES COMMISSION.  GAFISA IS SUBMITTING THIS DOCUMENT ON A CURRENT REPORT ON FORM 6-K SO ALL ITS SHAREHOLDERS HAVE ACCESS TO THE SAME INFORMATION.  GAFISA STRONGLY RECOMMENDS ITS SHAREHOLDERS REJECT THE PROXY REQUEST FROM THIS DISSENTING SHAREHOLDER AND VOTE IN FAVOR OF THE AGENDA PROPOSED BY THE COMPANY FOR THE SHAREHOLDERS MEETING AS SET FORTH IN ITS NOTICE TO SHAREHOLDERS DATED MAY 4, 2012.

Public Request for Proxy

Gafisa S.A.

  Attachment (v)

Manual of procedures for granting proxies

The filling of a Proxy shall observe the following instructions:

1º- Fill in the name and identification of the grantor as follows:

(i)        Individuals. Identification shall obligatorily contain the following information, in the following order: name, nationality, marital status, occupation, CPF [Individual Taxpayer’s Registry Number], RG [Identity Card Number], issuing agency and full address of domicile.

(ii)       Legal Entity. Identification shall obligatorily contain the following information, in the following order: trade name, company’s definition, principal place of business, CNPJ [Corporate Taxpayer’s Registry], name and identification of the legal representative, in the format specified in item (i) above.

(iii)      Investment Fund. Identification shall obligatorily contain the following information, in the following order: fund’s name, address, CNPJ [Corporate Taxpayer’s Registry], name and identification of the manager representing the fund and its legal representative, in the format specified in items (ii) and (i) above, respectively.

2º- Point out the voting options chosen (in favor or against or abstention).

3º- Insert place and date of signature.

4º- Sign the power of attorney.

THIS PUBLIC REQUEST FOR PROXY (INCLUDING ITS ENGLISH TRANSLATION) WAS ISSUED BY DISSENTING SHAREHOLDER POLO NORTE FUNDO DE INVESTIMENTO MULTIMERCADO AND FILED WITH THE BRAZILIAN SECURITIES COMMISSION.  GAFISA IS SUBMITTING THIS DOCUMENT ON A CURRENT REPORT ON FORM 6-K SO ALL ITS SHAREHOLDERS HAVE ACCESS TO THE SAME INFORMATION.  GAFISA STRONGLY RECOMMENDS ITS SHAREHOLDERS REJECT THE PROXY REQUEST FROM THIS DISSENTING SHAREHOLDER AND VOTE IN FAVOR OF THE AGENDA PROPOSED BY THE COMPANY FOR THE SHAREHOLDERS MEETING AS SET FORTH IN ITS NOTICE TO SHAREHOLDERS DATED MAY 4, 2012.

5º- In case of legal entities or investment fund, or in other cases of representation, the name and / or position held by the legal representative who will sign the power of attorney shall be pointed out.

6º - The Grantor or its legal representative shall have their signatures certified by a notary public. In the case of power of attorney granted abroad by foreign individuals or legal entities, the signature shall be certified by a notary public or equivalent authority.

7º - Provide copy of the following documents, as appropriate:

(i)        Individuals. (a) identification card with photo (preferably RG [Identity Card], RNE [National Registry of Foreigners], CNH [Driver’s License], or even identity card officially certified by regulatory councils); and (b) proof of ownership of the Company’s shares, issued by a financial institution and / or custodian, in a maximum of three (3) days before the date of mailing the power of attorney to the address pointed out in item 5, below, demonstrating their shareholding position.

(ii)       Legal Entity. (a) most recent Articles of Incorporation or Articles of Organization consolidated and corporate documentation granting powers for representation (minutes of election and / or proxy appointment with certified signature); (b) representative’s identification card with photo (preferably RG [Identity Card], RNE [National Registry of Foreigners], CNH [Driver’s License], or even identity card officially certified by regulatory councils); and (c) proof of ownership of the Company’s shares, issued by a financial institution and / or custodian, in a maximum of three (3) days before the date of mailing the power of attorney to the address pointed out in item 5, below, demonstrating its shareholding position.

(iii)      Investment Fund. (a) certified copy of the most recent bylaw of the Investment Fund and Articles of Incorporation or Articles of Organization of its Manager, in addition to the corporate documentation granting powers for representation (minutes of election and / or proxy appointment with certified signature); (b) representative’s identification card with photo (preferably RG [Identity Card], RNE [National Registry of Foreigners], CNH [Driver’s License], or even identity card officially certified by regulatory councils); and (c) ) proof of ownership of the Company’s shares, issued by a financial institution and / or custodian, in a maximum of three (3) days before the date of mailing the power of attorney to the address pointed out in item 5, below, demonstrating its shareholding position.

Documents relating to foreign individuals or legal entities, created or issued abroad must be translated into Portuguese, certified by notary public and consulate.

THIS PUBLIC REQUEST FOR PROXY (INCLUDING ITS ENGLISH TRANSLATION) WAS ISSUED BY DISSENTING SHAREHOLDER POLO NORTE FUNDO DE INVESTIMENTO MULTIMERCADO AND FILED WITH THE BRAZILIAN SECURITIES COMMISSION.  GAFISA IS SUBMITTING THIS DOCUMENT ON A CURRENT REPORT ON FORM 6-K SO ALL ITS SHAREHOLDERS HAVE ACCESS TO THE SAME INFORMATION.  GAFISA STRONGLY RECOMMENDS ITS SHAREHOLDERS REJECT THE PROXY REQUEST FROM THIS DISSENTING SHAREHOLDER AND VOTE IN FAVOR OF THE AGENDA PROPOSED BY THE COMPANY FOR THE SHAREHOLDERS MEETING AS SET FORTH IN ITS NOTICE TO SHAREHOLDERS DATED MAY 4, 2012.

8º - The proxy shall be printed and signed, with signature certified by notary public and accompanied by all documents specified in item 4 above, and sent in care of Mr. Daniel Alves Ferreira, to the following address:

Mesquita Pereira, Marcelino, Almeida, Esteves Advogados

Rua Marquês de Paranaguá, 348 -10º andar

São Paulo  SP  01303-050

Tel: (11) 3156-2340

We request the kindness of providing the sending of digitalized copy of the proxy for email proxy@mpmae.adv.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 7, 2012

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer and Investor Relations Officer